UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S COMMENCEMENT OF TENDER OFFER FOR SHARES OF NJK CORPORATION

On May 10, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT DATA CORPORATION’s commencement of a tender offer for shares of NJK Corporation. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: May 10, 2016

May 10, 2016

FOR IMMEDIATE RELEASE

Company name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT DATA CORPORATION’s Commencement of Tender Offer

for Shares of NJK Corporation

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today its decision, adopted at its board of directors meeting held today, to commence a tender offer (“Tender Offer”) to acquire common stock of NJK Corporation. For more details, please see the attached press release by NTT DATA.

The Tender Offer will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-6838-5481

Fax: +81-3-6838-5499

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES. THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S. THE COMPANY DOES NOT INTEND TO CONDUCT AN OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

May 10, 2016

Company Name: NTT DATA CORPORATION

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code: 9613, First section of Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, Senior Executive Manager,

Investor Relations and Finance Office

Phone: +81-3-5546-9962

Notice regarding Commencement of Tender Offer for shares of NJK Corporation (Code: 9748), a subsidiary of NTT DATA CORPORATION

On May 10, 2016, the Board of Directors of NTT DATA CORPORATION (the “Offeror”) resolved to commence a tender offer of shares to acquire common stock of NJK Corporation (“NJK”, the Second Section of Tokyo Stock Exchange (“Tokyo Stock Exchange”), Code: 9748, the “Target”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended; hereinafter, “the Act”).

1. Purpose of the Tender Offer

(1) Outline of the Tender Offer

As of May 10, 2016, the Offeror owns 7,071,900 shares (the “Target Shares”), or 51.18% (Note 1) of the Target, which is a consolidated subsidiary of the Offeror, and is listed on the second section of the Tokyo Stock Exchange.

At its Board of Directors’ meeting held on May 10, 2016, the Offeror resolved to carry out the Tender Offer as part of its initiative to eventually acquire the Target as a wholly-owned subsidiary (the “Transaction”), by purchasing all of the shares of the Target with the exception of the Target shares owned by the Offeror, or treasury stock held by the Target.

If the Tender Offer is carried out, the Offeror intends to acquire a total of at least two-thirds of the Total Number of Target’s Voting Rights (Note 2), or a minimum of 2,140,300 shares (Note 3) during the Tender Offer of shares. If the total number of shares tendered for sale in the Tender Offer (the “Tendered Shares”) does not satisfy the minimum target to be purchased (2,140,300 shares), then no shares will be purchased during the Tender Offer. In addition, as indicated above, as the Offeror aims to acquire all of the Target’s shares (with the exception of Target shares held by the Offeror, or treasury stock held by the Target), an upper limit for the number of shares to be purchased has not been established, and where there are more shares tendered than the minimum target of shares (2,140,300 shares) to be purchased, the Offeror aims to acquire all of the tendered shares.

(Note 1) The “percentage owned” refers to the percentage (rounded to two decimal places) of 13,818,299 shares of the total number of shares outstanding as of March 31, 2016 (13,996,322 shares) as indicated in the Consolidated Financial Results (accounting principles generally accepted in Japan) for the fiscal year ended March 31, 2016, as submitted on May 10, 2016 (the “Target’s Financial Results for the fiscal year ended March 31, 2016”), minus the treasury stock owned (178,023 shares) as of March 31, 2016 as reported in the Target’s Financial Results for the fiscal year ended March 31, 2016.

(Note 2) The “Total Number of Target’s Voting Rights” refers to the voting rights associated with the shares (138,182), which is a percentage of 13,818,299 shares that is the total number of shares outstanding as of March 31, 2016 (13,996,322 shares) as indicated in the Financial Results for the Fiscal Year ended March 31, 2016, minus the treasury stock (178,023 shares) owned by the Target as of March 31, 2016, as reported in the Target’s Financial Results for the fiscal year ended March 31, 2016.

(Note 3) The minimum number of shares expected to be purchased was calculated by taking the Total Number of Target’s Voting Rights (138,182 rights), which was multiplied by two-thirds of the voting rights (92,122 rights) (decimal remainder rounded up), subtracted by the number of voting rights (70,719) held by the Target (21,403), and multiplied the result by 100 shares (2,140,300 shares).

In connection with the Tender Offer, the Offeror entered into Tender Offer Agreements (“Tender Offer Agreements”) on May 10, 2016 with each of the following major shareholders of the Target to acquire their respective shares: the second largest shareholder, Kaga Y.K. (“Kaga”, 999,000 shares owned, or 7.23% of the Target’s shares) 99.96% of its shares which are owned by Toshio Tanimura, who was the founding member of the Target and its former president; the fourth largest shareholder, Naoshi Tanimura (Chairman and Chief Executive Officer of the Target, 618,656 shares owned, or 4.48% of the Target’s shares); the fifth largest shareholder, Hitoshi Tanimura (President and Chief Operating Officer, 498,540 shares owned, or 3.61% of the Target’s shares); and the seventh largest shareholder, Toshio Tanimura (196,272 shares owned, or 1.42% of the Target’s shares) (Kaga, Naoshi Tanimura, Hitoshi Tanimura and Toshio Tanimura, collectively, are referred to as “the Tender Offer Agreement Parties”). Based on the Tender Offer Agreements, the Tender Offer Agreement Parties agreed to tender offer all of the shares of the Target that each owns (a total of 2,312,468 shares, or 16.73% of the Target’s shares). As a result, 2,312,468 shares (16.73% of the shares owned) are expected to be tendered based on the Tender Offer Agreements. For details of the Tender Offer Agreements, see Item (3) below: “Important Points of the Tender Offer Agreement between the Offeror and each shareholders of the Target regarding the Tender Offer of Shares.”

In the event that the Offeror does not acquire all of the Target’s shares (with the exception of Target shares held by the Offeror, or treasury stock held by the Target) when the tender offer is completed, the Offeror intends to make the Target its wholly-owned subsidiary by performing the procedures detailed in “(4) Policy of Restructuring, etc. after the Tender Offer (Items for So-Called Two-Step Acquisition).”

The Target published a “Notice of Opinion Regarding the Recommendation of Commencement of the Tender Offer by the Major Shareholder, NTT DATA CORPORATION, for the Target’s Shares” (the “Target’s Press Release”) on May 10, 2016. According to the Target’s Press Release, the Target regards this transaction as (i) contributing to the enhancement of the Target’s corporate value, and (ii) providing a reasonable opportunity for shareholders of the Target to sell their shares. At the Board of Directors’ meeting held on May 10, 2016, the Board of Directors of the Target resolved to “express an opinion in support of the Tender Offer and recommended that the shareholders of the Target tender offer their shares.”

For details regarding the Target’s statement and decision-making process with respect to the Tender Offer, please see the following Item below: “(e) Approval by All of Target’s Directors without conflicts of interest and Statement of No Objections from All of Target’s Corporate Auditors without conflicts of interest ,” contained in “Measures to Ensure the Fairness of the Tender Offer Price as well as to Prevent Conflicts of Interest, and Measures to Ensure Fairness in the Tender Offer,” in “Part (2) Details of the Calculation” which is in “Part (4) Method of Calculating the Tender Offer Price,” in “2. Summary of the Tender Offer.”

(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies

The Offeror belongs to NTT Group, consisting of Nippon Telegraph and Telephone Corporation and other group companies. The Offeror , together with its 258 subsidiaries and 35 affiliates (as of March 31, 2016) (the Offeror, its subsidiaries and related companies are collectively referred to as “Offeror Group”), are involved in four business segments, which are Public & Social Infrastructure, Finance, Enterprise & Solutions, and Global, and the details of its business operations are as follows: ① Public & Social infrastructure: providing high-value-added IT services to invigorate government, medical, communications, electric power and other forms of social infrastructure and regional economies; ② Finance: providing high-value-added IT services to improve the efficiency of financial institutions and their services; ③ Enterprise & Solutions: providing high-value-added IT services to support the business activities of the manufacturing, distribution/logistics and service industries, as well as credit card and payment services and platform solutions related to IT services for each of these areas; and ④ Global: providing high-value-added IT services in various regions outside of Japan as well as inter-regional.

The Offeror Group evolved into a corporate group that aims to provide a wide range of IT services efficiently on a global scale and is working to achieve its business plan goals of “Global Top 5” (consolidated sales over 1.5 trillion yen) and “earnings per share (“EPS”) of 200 yen.” The Offeror Group formulated a Medium-Term Management Plan for implementation from the fiscal year ended March 31, 2013 through the fiscal year ended March 31, 2016 (“Mid-Term Management Plan”), with the focus on the following: “expansion into new business areas and reinforcement of product competitiveness,” “expansion, enhancement and reinforcement of global business operations” and “pursuit of optimizing overall operations.” As a result, the Offeror Group’s consolidated sales in the fiscal year ended March 31, 2016 were 1,614.8 billion yen, with EPS of 226 yen, surpassing its goals of the Mid-Term Management Plan of 1.5 trillion yen sales and EPS of 200 yen.

Preventing unprofitable projects and improving profitability of global business, which were previously key management priorities and challenges, will continue to be key management priorities and challenges for the Offeror Group, as the Offeror Group’s goals have not been reached. The Offeror Group formulated a new Medium-Term Management Strategy (“New Mid-Term Management Strategy”) for implementation from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2019, with the focus on the above key management priorities and challenges. With respect to the New Mid-Term Management Strategy, the Offeror Group plans to work towards improving its brand name into a global brand by aiming to grow its businesses in all areas of the world, improving its local presence and through global synergies, while considering “NTT DATA: Ascend” as a key word.

The Enterprise & Solutions segment aims to transform the Offeror into a business partner that contributes to the growth of its customers’ businesses as part of its business operations plan policy guided by the words, “Digital,” “Global,” and “Total Service” based on its New Mid-Term Management Strategy. Out of these, the Offeror selected “Digital Business” as a particular area of focus to strive for value-added creation and effect changes in its relationships with customers and corporations. The Offeror has been working facilitate connectivity through “Digital Marketing” (to conduct marketing activities on products and services through electronic media), “Connected Car” (motor vehicles with connectivity to the Internet that can collect, utilize and transmit information from the vehicle) and Internet of Things (IoT) (household appliances, robots, facilities and any other matters are connected to the Internet and enables data exchange by allowing digitization and automation, thereby generating new types of value-added products). At the same time, telecommunications service providers, systems integrators, application vendors, device vendors, user companies and a broad range of other players have entered the market at an accelerated rate. In this environment of different market players intensifying its efforts, the Offeror Group as a whole faces a pressing issue to strengthen its position in the area of “Digital Business” through business alliances and solutions management.

On the other hand, the Target Group consists of three companies, which includes the Target and its two wholly-owned subsidiaries, Media Drive Corporation and NJK Techno Systems Corporation. The Target Group engages in three main business areas: ① development of software to provide services in enterprise solutions (development and provision of technical support services for various operational systems), platform environment construction solutions (defining requirements, design methods and construct systems environments for software, hardware, networks and security for each platform), and embedded solutions (developing and providing product evaluation services for embedded software used in mobile devices, home electronics, among others); ② original package development and sales intended for development and sales for original packaged software for OCR solutions, condominium management solutions, BI solutions and mobile solutions; and ③ sales of information-related equipment such as PC terminals, PC servers, UNIX/Linux servers, mobile devices, printers, scanners, HDD, and displays, as well as the provision of IT solutions services such as network systems consulting, design, installation, maintenance and operations support, among others, and equipment sales.

Since its establishment in 1973, the Target steadily expanded its business operations as an independent IT company. The Target listed its shares on the second section of the Tokyo Stock Exchange in November 2001. The Offeror and the Target, which became mutually important business partners in the software development field, entered into a capital and business alliance agreement dated December 21, 2009 in order to achieve synergy from the alliance and also agreed to establish themselves in the software development business by further strengthening and expanding the business foundations of both companies in the software development business through their expertise and personnel, as well as to supplement and promote the effective use of the companies’ operating resources. As part of its capital and business alliance efforts, the Offeror made a Tender Offer for the Target’s shares, with a Tender Offer period from December 22, 2009 to February 22, 2010, and the Target subsequently became one of its consolidated subsidiaries. Through this Tender Offer, the Offeror acquired 7,071,900 shares of the Target, or 50.01% (rounded to two decimal places) of the 14,140,861 outstanding shares. (According to the Target’s quarterly securities report for the second quarter of its 40th fiscal year, there were 14,700,000 outstanding shares as of September 30, 2009. To that figure, 335,000 shares were added, representing the maximum number of shares that might be issued or transferred based on the 335 warrants unexercised as of that date, and 894,139 shares were subtracted, representing the treasury stock held by the Target as of that date, yielding the result of 14,140,861 shares.)

Even after the Target became a consolidated subsidiary, the Offeror continued to maintain the stock market listing of the Target’s shares, while the Offeror and the Target managed to aim to expand business operations of both companies and to ensure that synergies from the capital business alliance take effect. In this connection, the Offeror posted its directors to the Target and to introduce and to apply its expertise on sophisticated project management skills in order to further improve service quality as well as expand growth in the area of self-developed packaged software by the Target. At the same time, the Target worked to maintain and strengthen cooperation with the Offeror, its. In May 2013, the Target developed and disclosed its seventh Mid-Term Business Plan from the fiscal year ended March 31, 2014 to the fiscal year ending March 31, 2016. The fundamental principle behind the Mid-Term Business Plan was to “achieve maximum value of profit through growth in orders received, production and sales volume.” The Target promoted its goals through the following priority measures: ① to enhance its collective strength to expand its business operations in view of the fundamental principle established; ② to improve personnel training policies; ③ to completely eliminate unnecessary expenses; and ④ to revise and update working methods that form the foundation of all policy measures as a major priority.

However, since the Offeror acquired the Target, which subsequently became its consolidated subsidiary in March 2010, the takeover achieved some positive results, the business environment for the Target remains challenging due to increased price competition in its enterprise solutions business segment, its platform environment construction solutions segment and the development of original packaged software and sales operations, which are all a part of the software development business (the Target’s core business area). In the embedded solutions business segment, in addition to fierce price competition due to intensified competition resulting from new competitors and development of innovative technologies, the business environment for the Target also remains challenging. The Target’s consolidated sales and consolidated operating income remained at the same level since it became a consolidated subsidiary of the Offeror, however, operating income increased in the most recent two fiscal years. The Target has been working to reduce costs by moving business locations but failed to meet its target for consolidated income in the fiscal year ended March 31, 2016 as set forth in its Seventh Mid-Term Business Plan (the Target aimed to achieve 13,000 million yen in consolidated net sales, 750 million yen in operating income, and 450 million yen in net income attributable to the parent company while the actual results were 11,131.28 million yen in consolidated net sales, 578.34 million yen in operating income, and 371.05 million yen in net income attributable to the parent company).

In early September 2015, the Offeror approached the Target regarding future business operations policies, and both parties carried out discussions to improve the corporate value of the Target at the end of January 2016.

As a result, the Offeror and the Target mutually agreed (i) that the Target needs to primarily strengthen the following areas: ① the need to respond in a timely manner in fierce price competitions and strengthen its development capacity against competitors in the enterprise solutions business segment, its platform environment construction solutions segment, and development of original packaged software as well as its sales operations within its software development business; ② the need to meet the changes in the market environment with respect to its area of focus in embedded solutions as well as developing new markets and innovative technologies; and ③ the need to reexamine one of its management issues which includes the reconsideration of a portion of its unprofitable business operations and/or to downsize or withdraw from such business operations. In addition, for the medium-to long-term growth of the Target, it must be vigilant of the changes in the market environment in order quickly adapt its business operations structure. (ii) In order to address such management issues, ① the Target needs to readdress its business plan as it would be unreasonable for it to maintain a large business portfolio on products with an aim to reduce risks as part of its business plan which is expected of a listed company as it would be difficult to pursue competitive price advantages as well as establishing an area of specialization to strengthen its competitiveness; and; ② the Offeror established the “Digital Business” as an area of focus for its Enterprise & Solutions business in its New Mid-Term Management Strategy, where it is also an area that the Target holds rare technological expertise and personnel capacity to handle such technologies due to its business operations in embedded solutions segment over the years. There are potentially valuable untapped business resources available that can be shared between the two companies, but because both the Offeror and the Target list themselves on the Tokyo Stock Exchange despite pursuing business operations that may be closely linked together, various restrictions prevent the sharing of information between the two companies. In this connection, both companies mutually agreed the difficulties of realizing further growth for the Target from the standpoint of its sales and personnel resource capacity.

In order for the Target to overcome these management issues, the Offeror concluded as follows: (i) the Target must establish areas of specialization and gain a competitive advantage within its business field with respect to quality and pricing, rather than maintaining a broad business portfolio within the Target to diversify risks as it did in the past. The Target must pursue a more stringent process of “selection and focus,” for example, through drastically realigning resources in priority areas by initially investing to reinforce personnel training, and to create soft landings for its unprofitable businesses to slowly retreat from its business operations; (ii) in order to actively and quickly implement such measures, the Target must realign its capital ties, completely simplify its decision-making processes, and create systems that enable quick decision-making processes with the aim to strengthen collaboration between the Offeror and the Target ; and (iii) while such efforts may enhance corporate value of the Target in the medium-to long-term, aggressively implementing such measures, in the short-term, may lead to a reduction in the Target’s sales and profit margins as well as aggravating its cash flows. In view of the possibility that the Target’s choice and area of specialization may not be successful due to the technological advances and market environment in the future, the Offeror determined that it would be best to avoid exposing ordinary shareholders to these risks.

In order for the Target to overcome its business challenges and to ensure its medium- to long-term economic growth, the Offeror and the Target concluded it would be vital to make the following changes: (i) in conjunction with changes in the market environment, the Target must establish areas of specialization and gain a competitive advantage within its business field with respect to quality and pricing. The Target must pursue a more stringent process of “selection and focus,” for example, through drastically realigning resources in priority areas by initially investing to reinforce personnel training, and to create soft landings for its unprofitable businesses to slowly retreat from its business operations; (ii) the Target must improve its decision-making process and construct a system that enable speedy decision-making; (iii) the Offeror and the Target must reduce restrictions on information sharing, further strengthening their comprehensive cooperative relationship, becoming more integrated with one another than they had been in the past, and combine resources and coordinate their business operations. Of these, while it is believed the active performance of (i) above is necessary to enhance the corporate value of the Target in the medium-to long-term, it cannot be denied that this may lead to a reduction in sales, profit, and cash flow in the short term. Depending on future technological progress and the market environment, there is a possibility that the active process of selection and focus might not succeed, and it would be best to avoid exposing ordinary shareholders to these risks, by reconstructing the capital relationship between the Offeror and the Target. The Offeror and the Target also agreed that the reconstruction of the capital relationship between the two companies would be necessary for the realization of (ii) and (iii) above.

In view of the discussions above, the Offeror and the Target concluded to purchase the entire shares of the Target thereby becoming a wholly-owned subsidiary of the Offeror. On January 25, 2016, the Offeror submitted a proposal (“Proposal”) to the Target to become its wholly-owned subsidiary.

After obtaining consent from the Target, the Offeror conducted due diligence on the Target in the beginning of March 2016 and also carried out continued discussions over the execution of the Proposal including the date and specific procedures to conduct the purchase. As a result of these discussions: ① the Offeror Group plans to enhance its competitive advantage in its “Digital Business”, which is a focus area of the Enterprise & Solutions business as indicated in its New Mid-term Management Strategy by maximizing its use of the technologies and human resources available from the Target’s embedded solutions business. The Offeror Group gains a competitive advantage by utilizing such resources as it can now provide a wider range of services to relevant customers for in-vehicle devices, industrial equipment, and office automation equipment; and ② the Offeror Group intends to position the Target as the primary systems development company in its Enterprise & Solutions segment and in the enterprise solutions segment, in addition shifting its resources to the appropriate business areas, aims to establish a structure where the Target’s experience in development as well as its knowledge in the business are made widely available in order to strengthen the development capacity of the Offeror Group. In connection with this, the Offeror Group decided on May 10, 2016 to carry out the Transaction through the commencement of the Tender Offer. Concurrently with the deliberation and discussion with the Target with respect to the execution of the Proposal, in the beginning of April 2016, the Offeror explained the intention of the Tender Offer to Kaga and Toshio Tanimura, who are Tender Offer Agreement Parties, shared with them the status of discussions between the Offeror and Target, and began discussions regarding pros and cons of participating in the Tender Offer. Subsequently, on April 26, 2016 the Offeror proposed the participation in the Tender Offer to all Tender Offer Agreement Parties, including Naoshi Tanimura and Hitoshi Tanimura , with the price of each share of the Target at 675 yen (hereinafter, the “Tender Offer Price”). After all Tender Offer Agreement Parties agreed, on May 10, 2016, the Offeror and the Tender Offer Agreement Parties entered into the Tender Offer Agreements.

For details regarding the Target’s statement of the Tender Offer and its decision-making processes, please see the following Item below: “(e) Approval by All of Target’s Directors without conflicts of interest and Statement of No Objections from All of Target’s Corporate Auditors without conflicts of interest,” contained in “Measures to Ensure the Fairness of the Tender Offer Price as well as to Prevent Conflicts of Interest, and Measures to Ensure Fairness in the Tender Offer,” under “② Sequence of Events in the Valuation, under “(4) Basis of Calculation for the Tender Offer Price,” under “2. Summary of the Tender Offer.”

As of May 10, 2016, two of the Target’s seven directors and one of its four Corporate Auditors are also executive officers of the Offeror. The management setup after the purchase is yet to be determined. However, the Offeror intends to arrange for an organizational framework that would optimize the synergy of business operations between the Offeror and the Target.

In addition, the Offeror plans to continue to pursue management policies aimed at further enhancing the corporate value of the Target and other group companies. Even after the Target becomes its wholly-owned subsidiary, the Offeror intends to strengthen the Target’s business operations by capitalizing on the strengths of its special features, management and corporate structure.

(3) Important Areas of Agreement between the Offeror and the Shareholders of the Target regarding the Tendering Shares under the Tender Offer

On May 10, 2016, the Offeror concluded agreements with the Tender Agreement Parties, as described above in Item “(1) Outline of the Tender Offer.”

In the Tender Offer Agreements, the Tender Offer Agreement Parties agreed to tender all of the Target Shares that each holds (a total of 2,312,468 shares, or 16.73%). As a result, a total of 2,312,468 shares or 16.73% of the Target Shares are expected to be tendered according to the Tender Offer Agreements.

The Tender Offer Agreement Parties’ performance of obligations under the Tender Offer Agreement is as follows: ① to commence the Tender Offer by lawful and fair means; and ② to ensure that the Offeror has not violated any applicable laws and regulations or breached the terms of the Tender Offer Agreements. However, the Tender Offer Agreement Parties provides for the Tender Offer Agreement Parties to waive any of these conditions precedent at their own discretion.

(Note)	For the Tender Offer Agreements exchanged between Kaga and Toshio Tanimura, the Offeror’s obligations are as follows: ① to carry out the Tender Offer, ② to indemnify them against any breach of the terms of the Tender Offer Agreement; ③ to maintain confidentiality; and ④ to uphold its duty not to dispose of its rights and obligations under the Tender Offer Agreements.

(Note)	For the Tender Offer Agreements exchanged between Naoshi Tanimura and Hitoshi Tanimura, the Offeror’s obligations are as follows: ① to carry out the Tender Offer, ② to indemnify them against any breach of the terms of the Tender Offer Agreement; ③ to give notice if the Offeror is made aware of any undisclosed material facts; ④ to maintain confidentiality; and ⑤ to uphold its duty not to dispose of its rights and obligations under the Tender Offer Agreements.

(4) Policy of Restructuring, etc. after the Tender Offer (Items for “Two-Step Acquisition”)

As written above in “(1) Outline of the Tender Offer,” the Offeror intends to make the Target a wholly owned subsidiary. If the Tender Offer is successful, but the Offeror has not acquired all of the Target Shares (with the exception of the Target’s shares owned by the Offeror, or treasury stock held by the Target), then after the Tender Offer the Offeror plans to obtain all of the Target Shares (with the exception of the Target’s shares owned by the Offeror, or treasury stock held by the Target) using the method described below.

Specifically, if the Offeror owns 90% or more of the voting power of the outstanding voting shares of the Target through the completion of the Tender Offer, it may be possible for it to exercise rights as a special controlling shareholder under Article 179-1 of the Companies Act (Law No. 86 of 2005, as amended; same below), in which case the Offeror intends to demand that all shareholders of the Target that did not tender their shares in the Tender Offer (excluding the Offeror and the Target) (hereinafter, “Demand for Sale Shareholders”) sell and deliver all of their shares of the Target in accordance with Chapter 2, Subsection 4(2) of Part II of the Companies Act (hereinafter, “Demand for Sale of Shares”). In the Demand for Sale of Shares, it is planned that the same price will be paid to the Demand for Sale Shareholders for each share of the Target as the Tender Offer Price. In such cases, the Offeror will notify the Target and obtain the Target’s approval for the Demand for Sale of Shares. If the Target approves a Demand for Sale of Shares through a resolution of its Board of Directors, the Offeror hall purchase all shares of the Target owned by the Demand for Sale Shareholders on the transaction date specified in the Demand for Sale of Shares in accordance with procedures set forth in applicable laws and regulations, without needing individual approval by the Demand for Sale Shareholders. As compensation for the shares of the Target held by the Demand for Sale Shareholders, the Offeror plans to pay the Demand for Sale Shareholders a price per Target Share equivalent to the Tender Offer Price. According to the Target’s Press Release, if the Target receives notice from the Offeror of its intent to issue a Demand for Sale of Shares under Article 179-2-1 of the Companies Act, the Board of Directors of the Target intends to approve the Offeror’s Demand for Sale of Shares.

On the other hand, if the Offeror does not acquire at least 90% of the voting power of the outstanding voting shares of the Target through the completion of the Tender Offer, the Offeror may consolidate the shares of the Target (hereinafter, the “Share Consolidation”) and/or demand that the Target convene an extraordinary general meeting of shareholders (hereinafter, the “Extraordinary General Meeting of Shareholders”) to consider a proposal to change sections of the articles of incorporation to eliminate the portion that stipulates the number of shares that constitutes a trading unit, conditioned on effectiveness of the Share Consolidation. At such Extraordinary General Meeting of Shareholders, the Offeror intends to vote in favor of each of the proposals above. If the Share Consolidation is approved at the Extraordinary General Meeting of Shareholders, on the date when the Share Consolidation becomes effective, shareholders of the Target will receive the number of shares of the Target based on the Share Consolidation ratio approved at the Extraordinary General Meeting of Shareholders. If the Share Consolidation results in fractional shares equivalent to less than one share, procedures stipulated by Article 235 of the Companies Act and other applicable laws and regulations will be followed. Shareholders will receive monetary compensation for the total number of fractional shares (if there is a fractional share equivalent to less than one share, the fraction will be truncated), based on funds generated from the sale of the Target Shares, either to the Target or to the Offeror. Regarding the sale price for the Target Shares equivalent to the total of the fractional shares, based on the result of the sale, it is planned that application will be made to a court for approval of a voluntary sale of shares held by the shareholders concerned, at a price equal to the Tender Offer Price multiplied by the number of Target Shares, calculated to be equivalent to the amount of money offered to the shareholders of the Target (excluding the Offeror and the Target) that did not tender shares in the Tender Offer. Also, the ratio to be used in the Share Consolidation of the Target Shares has not been determined at this time, but it is planned that this will be decided such that the number of Target Shares held by shareholders of the Target that did not tender shares in the Tender Offer (excluding the Offeror and the Target) will be less than one, so that the Offeror will hold all shares of the Target (excluding treasury stock held by the Target).

As a provision of the Companies Act intended to protect the rights of minority shareholders with regard to procedures such as those described above, Article 179-8 of the Companies Act (and other applicable laws and regulations) stipulate that if a Demand for Sale of Shares is executed, the Demand for Sale Shareholders may file legal appeals regarding the determination of the sale price for the Target Shares that they own. If such appeals are filed, the court will make the final determination regarding the sale price.

Also, if a Share Consolidation takes place, and fractional shares that are less than one share remain after the Share Consolidation, Articles 182-4 and 182-5 of the Companies Act (and other applicable laws and regulations) stipulate that shareholders of the Target may demand that the Target purchase all of their fractional shares of less than one share at a fair price, or ask a court to determine a price for the Target Shares. As described above, if a Share Consolidation takes place, it is planned that Target Shares held by shareholders of the Target that did not tender shares in the Tender Offer (excluding the Offeror and the Target) will become fractional shares equivalent to less than one share. Shareholders of the Target that oppose the Share Consolidation are expected to file motions for price decisions based on the stipulations of Article 182-4 and 182-5 of the Companies Act and other relevant laws and regulations. If such appeals are filed, the court will make the final determination regarding the sale price.

Regarding the procedures described above, execution may take more time than anticipated and a different but similar method to the one described above may be used, depending on changes in applicable laws and regulations, other regulatory measures, interpretations by authorities and other circumstances, as well as the percentage of share certificates held by the Offeror after the Tender Offer and the number of Target Shares held by shareholders other than the Offeror. However, even in such cases, it is intended that shareholders of the Target who did not tender shares in the Tender Offer (excluding the Offeror and the Target) will ultimately be compensated with cash, with the amount of money to be given to such shareholders in such cases to be calculated to be equal to the Tender Offer Price multiplied by the number of Target Shares held by those shareholders. Regarding the specific methods and timing to be used in such cases, the Offeror will confer with the Target, and once a decision is made, the Target will give public notice without delay.

The Tender Offer is in no way intended to solicit the approval of the shareholders of the Target at the Extraordinary General Meeting. Regarding tax consequences in connection with monies received from the Tender Offer, the additional procedures described above or from demands for the sale of shares, shareholders are advised to consult their own tax advisors and other specialists.

(5) Anticipated Delisting of Shares, and Reasons for Delisting

The Target Shares are currently listed on the Second Section of the Tokyo Stock Exchange. The Offeror has not set an upper limit for the Tender Offer, so depending on the outcome of the Tender Offer, the Target Shares may be delisted in accordance with the delisting standards of the Tokyo Stock Exchange after the specified procedures are followed. Also, if the Tender Offer fails to meet applicable standards at the time it takes place, then after the Tender Offer, in accordance with “(4) Policy of Restructuring, etc. after the Tender Offer (Items for ‘Two-Step Acquisition’),” above, the Offeror intends to make the Target a wholly-owned subsidiary of the Offeror by acquiring all shares of the Target (with the exception of the Target’s shares currently held by the Offeror, or treasury stock held by the Target). In such cases, the Target Shares will be delisted, in accordance with the delisting standards of the Tokyo Stock Exchange, after the specified procedures are followed. After the Target Shares are delisted, the Target Shares may no longer be traded on the Second Section of the Tokyo Stock Exchange.

(6) Measures to Ensure the Fairness of the Tender Offer, Including Measures to Ensure the Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest

As the Target is currently a consolidated subsidiary of the Offeror, and in light of the fact that consideration of the Tender Offer by the Target could potentially give rise to a structural conflict of interest, the Offeror and the Target implemented the following measures in order to ensure the fairness of the Tender Offer.

Note that, although the minimum number of shares for the so-called “Majority of the Minority” has yet to be determined, the Offeror views the fact that the Offeror and the Target have taken the measures described in (a) through (f) below as providing sufficient consideration to the interests of the minority shareholders of the Target with regard to the Tender Offer.

(a)	Obtaining a Share Price Valuation Report from a Third-Party Calculation Agent that is Independent from the Offeror

(b)	Obtaining a Share Price Valuation Report from a Third-Party Calculation Agent that is Independent from the Target

(c)	Establishment of an Independent Committee of the Target

(d)	Counsel from Independent Legal Counsel to the Target

(e)	Approval by All of Target’s Directors without conflicts of interest and Statement of No Objections from All of Target’s Corporate Auditors without conflicts of interest

(f)	Maintaining Objective Conditions to Ensure the Fairness of the Tender Offer Price

For details regarding the above, see “(1) Basis of Calculations” and “(2) Timeline of Calculations” under “(4) Method of Calculating the Tender Offer Price” in “2. Summary of the Tender Offer.”

2. Summary of the Tender Offer

(1) Summary of the Target

①	Name	NJK Corporation

②	Address	2-3-4, Shintomi, Chuo-ku, Tokyo

③	Name and Title of Representative	Hitoshi Tanimura, President and Representative Director

④	Description of Business	Software development, original package development and sales, IT solutions, equipment sales, and others

⑤	Market Capitalization	4,222,425 thousand yen

⑥	Date of Establishment	November 7, 1973

⑦	Major Shareholders and Beneficial Ownership (as of March 31, 2016)

NTT DATA CORPORATION

Kaga Y.K.

NJK Employee Shareholder Association

Naoshi Tanimura

Hitoshi Tanimura

IMON Enterprise Inc.

Toshio Tanimura

Japan Trustee Services Bank, Ltd. (trust accounts)

MSIP CLIENT SECURITIES

Nippon Life Insurance Company

50.52% 7.13% 5.95% 4.42% 3.56% 1.60% 1.40% 1.35% 1.26% 1.21%

⑧	Relationships between Listed Companies and the Target

	Capital Relationships	As of the date hereof, the Target holds 7,071,900 shares of the Target, equivalent to 50.52% of all shares outstanding (13,996,322 shares).

	Personal Relationships	As of this date, two of the Target’s Directors and one Corporate Auditor are also officers of the Offeror. Also, as of March 31, 2016, two employees of the Offeror have been assigned to the Target.

	Transactional Relationships	The Offeror transacts with the Target through the outsourcing of software development, among other things.

	Relevant Circumstances to the Parties	The Target is a consolidated subsidiary of the Offeror, and as such is an affiliate of the Offeror.

(Note) Figures for the percentage of shares outstanding represent the percentage of the total number of shares issued by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016 (13,996,322 shares) (rounded to two decimal places). The total number of treasury stock owned by the Target as of March 31, 2016 (178,023 shares) is not included in “Major Shareholders and Beneficial Ownership (as of March 31, 2016)” above.

(2) Schedule

① Schedule

Resolution of the Board of Directors	May 10, 2016 (Tuesday)

Date of Public Notice of Commencement of the Tender Offer	May 11, 2016 (Wednesday) Public Notice will be made electronically and through the Nihon Keizai Shimbun. (Address for electronic public notice: http://disclosure.edinet-fsa.go.jp/)

Date of Filing of the Tender Offer Registration Statement	May 11, 2016 (Wednesday)

②	Initial Tender Offer Period at the Time of Registration

May 11, 2016 (Wednesday) to July 7, 2016 (Thursday) (42 business days)

③	Possibility of Extension based on the Target Demands

Not applicable.

(3) Tender Offer Price

675 yen per ordinary share

(4) Basis of Calculation for the Tender Offer Price

①	Basis of Calculation

To serve as a reference when determining the Tender Offer Price, the Offeror requested financial advisor Daiwa Securities Co. Ltd. (“Daiwa Securities”), a third-party calculation agent that is independent from both the Offeror and the Target, to conduct an analysis of the Target’s shares. Daiwa Securities is unaffiliated with either the Offeror or the Target, and has no significant material interests in the Transaction, including the Tender Offer.

Daiwa Securities considered which of the various share price valuation methods would be most appropriate for calculating the value of the Target Shares and, under the assumption that the Target will continue to operate as a going concern, utilized the market price method, comparable companies method, and discounted cash flow method (the “DCF Method”) of calculation to calculate the value of the Target Shares. The Offeror received a report regarding this share value calculation (hereinafter, the “Offeror Valuation Report”) from Daiwa Securities on May 9, 2016. However, the Offeror has not obtained a fairness opinion regarding the Tender Offer Price from Daiwa Securities.

Based on the Offeror Valuation Report, the per-share value of the Target Shares as calculated using the various valuation methods was as follows:

Market Price Method: 447 yen to 484 yen

Comparable Companies Method: 606 yen to 708 yen

DCF Method: 669 yen to 741 yen

Using the market price method, the per-share value of the Target Shares was determined to be a range of 447 yen to 484 yen as of May 9, 2016 (the “Record Date”), based on: the closing price of the Target’s shares of 481 yen on the Second Section of the Tokyo Stock Exchange on May 9, 2016; the average closing price of the Target’s shares for the most recent month (April 11, 2016 to May 9, 2016) of 467 yen (as rounded, as with all average closing price figures below); the average closing price of the Target’s shares for the most recent three-month period (February 10, 2016 to May 9, 2016) of 447 yen; and the average closing price of the Target’s shares for the most recent six-month period (November 10, 2015 to the May 9, 2016) of 484 yen.

Using the comparable company method, the per-share value of the Target Shares was determined to be a range of 606 yen to 708 yen, based on financial indicators of market price, profitability and other factors of listed companies engaged in businesses comparable to the business of the Target.

Using the DCF method, the per-share value of the Target Shares was determined to be a range of 669 yen to 741 yen, based on free cash flow that the Target is expected to generate in the future based on the Target’s forecasted earnings (as determined on the basis of various factors including the Target’s business plans for the three-year period from the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2019, recent performance trends and publicly disclosed information), as discounted at a fixed discount rate to obtain present value, which was then used to determine corporate value and share value.

Taking into consideration the results of the analysis presented in the Offeror Valuation Report obtained from Daiwa Securities, the substance of the negotiations with the Target’s Board of Directors, past cases in which premiums were added to market prices in tender offers made by persons other than the issuer of the Target shares (cases in which the tender offers were intended to make the target companies wholly owned subsidiaries), the recent trend of the market price for Target’s common shares, the results of the due diligence conducted on the Target, and the expected number of shares to be tendered in the Tender Offer and discussions and negotiations with the Tender Offer Agreement Parties, the Offeror ultimately decided on May 10, 2016 for the Tender Offer Price of 675 yen per share.

The Tender Offer Price represents a premium of 40.33% (rounded to two decimal places, as with the premium calculation figures below) over 481 yen, the closing price of the Target’s shares on the Second Section of the Tokyo Stock Exchange on May 9, 2016 (the business day immediately preceding the date of the announcement of the Tender Offer); a premium of 44.54% over 467 yen, the average closing price of the Target’s shares for the preceding one-month period (April 11, 2016 to May 9, 2016); a premium of 51.01% over 447 yen, the average closing price of the Target’s shares for the preceding three-month period (from February 10, 2016 to May 8, 2016); and a premium of 39.46% over 484 yen, the average closing price of the Target’s shares for the preceding six-month period (from November 10, 2015 to May 9, 2016).

②  Sequence of Events in the Valuation

     (Sequence of Events Leading to the Determination of the Tender Offer Price)

The Offeror made the Proposal to the Target on January 25, 2016 and received its approval. Beginning in early March 2016, after the Offeror completed due diligence of the Target, the Offeror and the Target conducted extensive discussions and negotiations concerning the schedule of the Proposal and specific procedures relating to the execution of the Proposal. As a result of these discussions, on May 10, 2016, the Offeror decided to execute the Tender Offer with the purpose of making the Target its wholly owned subsidiary, and determined the Tender Offer Price through the following process. For further details regarding the process that led the Offeror to carry out the Tender Offer, please refer to “(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies” included in “1. Purpose of the Tender Offer” above.

(i) Name of the Third Party Consulted for Valuation Opinion

To serve as a reference when determining the Tender Offer Price, the Offeror requested Daiwa Securities, a third-party calculation agent that is independent from both the Offeror and the Target, to conduct an analysis of the value of the Target’s shares. The Offeror received the Offeror Valuation Report from Daiwa Securities on May 9, 2016. Daiwa Securities is unaffiliated with either the Offeror or the Target and does not have any material interest in the Tender Offer.

(ii) Outline of the Valuation Opinion

In accordance with the Offeror Valuation Report, the calculation methods listed below were used to calculate the range of per-share valuations for the Target’s common shares.

Market Price Method: 447 yen to 484 yen

Comparable Companies Method: 606 yen to 708 yen

DCF Method: 669 yen to 741 yen

(iii) Process Leading to the Determination of the Tender Offer Price Based on Third Party Opinion

Taking into consideration the analysis results presented in the Share Valuation Report obtained from Daiwa Securities, and taking into general consideration the substance of the negotiations with the Target’s Board of Directors, the past cases in which premiums were attached to market prices in tender offers made by persons other than the issuer of the Target shares (cases where the condition precedent to the tender offer was to make a company a wholly-owned subsidiary of another), the recent trend of the market price for Target’s common shares, the results of the due diligence conducted on the Target, the expected number of shares to be tendered in the Tender Offer, and discussions and negotiations with the Tender Offer Agreement Parties the Offeror ultimately decided on May 10, 2016 for the Tender Offer Price to be 675 yen per share.

(Measures to Ensure the Fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest)

As the Target is currently a consolidated subsidiary of the Offeror, and in light of the fact that consideration of the Tender Offer by the Target could potentially give rise to a structural conflict of interest, the Offeror and the Target implemented the following measures in order to ensure the fairness of the Tender Offer.

Note that, although the minimum number of shares for the so-called “Majority of the Minority” has yet to be determined, the Offeror views the fact that the Offeror and the Target have taken the measures described in (a) through (f) below as providing sufficient consideration to the interests of the minority shareholders of the Target with regard to the Tender Offer.

(a) Obtaining a Share Price Valuation Report from a Third-Party Calculation Agent that is Independent from the Offeror

The Offeror obtained an Offeror Valuation Report from Daiwa Securities on May 9, 2016. Please refer to “① Basis of Calculation” above for details.

(b) Obtaining a Share Price Valuation Report from a Third-Party Calculation Agent that is Independent from the Target

According to the Target’s Press Release, in order to ensure the fairness in the determination of the Tender Offer Price, the Board of Directors of the Target has requested a financial advisor, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) to appraise the value of the Target shares as a third-party appraisal institution independent from both the Offeror and the Target. Note that Mitsubishi UFJ Morgan Stanley Securities, the third-party appraisal institution, is not an affiliate of either the Offeror or the Target and does not have any material interest in the Tender Offer.

After considering the calculation method that should be used to calculate the value of the Target’s common shares from among several share value calculation methods, and based on the assumption that the Target is an ongoing concern, Mitsubishi UFJ Morgan Stanley Securities conducted an analysis of the value of the Target’s shares using each of the following: Market Price Analysis, based on the fact that there is an existing market price for Target’s stock, Comparable Company Analysis, based on the fact that there are listed companies that are relatively comparable to the Target, making it possible to calculate the Target’s relative value based on a comparison of financial indicators such as stock price and revenues, and Discounted Cash Flow analysis (“DCF analysis”), in order to appropriately reflect an evaluation of the Target’s future business activities in the valuation. Moreover, the Target obtained a Share Valuation Report from Mitsubishi UFJ Morgan Stanley Securities on May 9, 2016 (“Target’s Valuation Report”) concerning the results of the calculation of the value of the Target’s common shares. (Note) The Target has not obtained a fairness opinion concerning the Tender Offer Price from Mitsubishi UFJ Morgan Stanley Securities.

The respective values per common share of the Target’s shares as calculated by Mitsubishi UFJ Morgan Stanley Securities according to the above calculation methods are as follows:

The range of per-share prices for the Target’s stock was determined by each of the above-listed methods as shown below.

Market Price Analysis: 446 yen to 485 yen

Comparable Company Analysis: 393 yen to 634 yen

DCF Analysis: 547 yen to 703 yen

First, under the Market Price Analysis, the share price and the trading volume of the stock of the Target on the Second Section of the Tokyo Stock Exchange were observed (with May 6, 2016 as the Record Date), and the per-share value of the Target was calculated to range from 446 yen to 485 yen based on the average closing price over the immediately preceding one-month period of 462 yen, the average closing price over the immediately preceding three-month period of 446 yen and the average closing price over the immediately preceding six-month period of 485 yen.

Next, under the Comparable Company Analysis, taking into consideration their similarities with the Target in terms of business focus and company size, the Target share value was evaluated through comparison with NSD CO., LTD., Infocom Corporation, SRA Holdings, Inc., CRESCO, LTD. and JASTEC Co., Ltd. as domestic listed companies engaged in the software development business, and the per-share value was calculated to range from 393 yen to 634 yen based on enterprise value/EBITDA ratio and PER.

Under the DCF Analysis, free cash flow that the Target is expected to generate in the future based on the Target’s forecasted earnings (as determined on the basis of various factors, including the Target’s business plans for the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2019, recent performance trends and publicly disclosed information, as well as the Target management team’s medium- and long-term outlook, including the expected merits and business and financial risks to the Target related to this Tender Offer) was discounted at a fixed discount rate to obtain present value, which was then used to determine corporate value and share value, producing a per-share valuation range of 547 yen to 703 yen using a discount rate of 4.75% to 5.75%. For the calculation of continuing value, the multiple method and permanent growth rate method were used, with analysis based on an enterprise value/EBITDA multiple of 5.5x to 6.5x and permanent growth rate of -0.50% to 0.50%.

The financial forecasts of the Target based on its business plan that served as the basis for the calculations under the DCF Analysis are presented below. Note that although no significant increases or decreases in earnings in this financial forecast are anticipated to take place during the business plan period of the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2019, there are clear synergies that are currently expected to be realized as a result of this Transaction following that period. It is also anticipated that there will be increased costs in the future based on decreased revenues and increased labor costs associated with a re-evaluation of the scope of the Target’s business following the business plan period.

(Millions of yen)

	Fiscal year ending March 31, 2017	Fiscal year ending March 31, 2018	Fiscal year ending March 31, 2019
Sales	10,940	11,256	11,626
Operating income	553	598	634
Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”)	706	760	797
Free cash flow	332	404	421

(c) Establishment of an Independent Committee of the Target

According to the Target’s Press Release, on February 26, 2016, the Target held a meeting of the Board of Directors, at which the Target (i) established an independent committee to eliminate arbitrariness and ensure fairness, transparency and objectivity in the consideration and decision-making process with regard to the Tender Offer, with the independent committee comprising the following three independent Directors: external expert, Kentaro Shibata (attorney, the Law Offices of Shibata Suzuki & Nakada); external Corporate Auditor of the Target, Toshiki Nagasaki (attorney, Okamura Law Firm); and Noriyuki Uematsu (Certified Public Accountant, Uematsu CPA Firm) (note that the members of the independent committee has not changed since its establishment); and (ii) passed a resolution to consult the independent committee to deliberate and express their opinions to the Board of Directors of the Target concerning whether there are disadvantages for minority shareholders of the Target in the Transaction, including the Tender Offer, from the viewpoints of the purposes of the Transaction, the process of negotiations leading up to the Transaction, fairness in the purchase price in the Tender Offer and other compensation expected to be provided in the Transaction, and the improvement of corporate value of the Target as a result of the Transaction (hereinafter, the “Consultation Matters”).

The independent committee convened to discuss and evaluate the Consultation Matters a total of six times from March 4, 2016 to May 9, 2016. Over the course of its discussions and evaluations, the independent committee acquired information regarding the Transaction as follows: (i) explanations from the Target concerning the Targets business description and its business plans, as well as the significance and purpose of the Transaction were requested, and question and answer sessions were held regarding these matters; (ii) an explanation regarding the results of the share price valuation by Mitsubishi UFJ Morgan Stanley Securities was requested, and question and answer sessions were held regarding this matter; (iii) explanations from the Offeror concerning the significance and purpose of the Transaction were requested, and question and answer sessions were held regarding these matters; and (iv) related materials concerning the Transaction were provided.

Based on the above-mentioned materials, as a result of its deliberations and evaluation of the Consultation Matters, the independent committee passed a resolution on May 9, 2016 stating that the independent committee had unanimously resolved that it was not the case that there would be disadvantages for the minority shareholders of the Target resulting from the Transaction, including the Tender Offer, determined determination it made after collectively considering the purposes of the Transaction, the process of negotiations leading up to the Transaction, fairness in the price of the Tender Offer and other compensation expected to be provided in the Transaction, and that the corporate value of the Target would be improved as a result of the Transaction, and submitted a report of findings (hereinafter, the “Findings Report”) to the Board of the Directors of the Target on the same date.

According to the Findings Report accepted from the independent committee, the main elements that the independent committee considered in its findings were the following:

(i)	Of the explanation given by the Offeror for the purpose of the Tender Offer under “(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies” of “1. Purpose of the Tender Offer” above, there were no unreasonable findings with respect to the content of the purpose of the Tender Offer or with the explanation given by the Offeror and the Target to the independent committee. The purpose of the tender offer provided by the Offeror was consistently reasonable.

(ii)	With respect to the process of negotiating with respect to the Tender Offer, (a) the Tender Offer Price was determined after careful consideration of the deliberations and considerations within the independent committee, and discussions and negotiations took place with the Offeror to reach a high Tender Offer Price; (b) in order to reach a final opinion with respect to the Tender Offer, the independent committee considered the Tender Offer Price provided by the Offeror by asking for, and on May 9, 2016, receiving a Share Price Valuation Report from Mitsubishi UFJ Morgan Stanley Securities, a third-party calculation agent that is independent from the Offeror and the Target, for a fair price of the Target’s shares; (c) with the goal of eliminating arbitrariness and in order to achieve fairness in the decision-making process, and to achieve transparency and objectivity, an independent committee was set up for advisory purposes; (d) the law firm of Nagashima Ohno & Tsunematsu, which is independent from both the Offeror and the Target, as a legal adviser to ensure transparency and reasonableness in decision-making processes concerning the Transaction, including the Tender Offer, is providing the necessary legal advice concerning the decision-making process, decision-making methods and other legal points of note concerning the Transaction, including the Tender Offer; (e) of the Target’s directors, Keisuke Hata and Yu Morino, who are concurrently officers of the Offeror, and Tetsuro Tsuboya, who is a former employee of the Offeror, did not participate in any way in the deliberations at the meeting of the Board of Directors of the Target regarding the resolution concerning the Transaction, do not plan to participate in the meeting of the Board of Directors scheduled on May 10, 2016 and did not participate in any way in the examination of the Transaction on the side of the Target or in the discussions and negotiations with the Offeror concerning the Transaction. Further, Naoshi Tanimura, the Chairman and Chief Executive Officer of the Target, and Hitoshi Tanimura are planning on entering into a tender offer agreement with the Offeror with respect to the Target Shares that they will participate in the Tender Offer. In order to have the Tender Offer recognized as a transaction benefiting all sides, with respect to the decision-making process of the Board of Directors in relation to the Tender Offer, the resolutions of Naoshi Tanimura, Hitoshi Tanimura and the two directors who are not affiliated with the Tender Offer will be obtained, in addition to resolutions of four directors, including Naoshi Tanimura and Hitoshi Tanimura will be obtained, for a two-step resolution process. Of the Corporate Auditors of the Target, Kentaro Sawa, who is concurrently an officer of the Offeror, did not participate in any way in the deliberations at the meeting of the Board of Directors of the Target concerning the evaluation of the Transaction, and does not plan to participate in the May 5, 2016 Board of Director’s meeting where the decision-making relating to the Tender Offer will be discussed; (f) in order to ensure that all shareholders of the Target will have an appropriate opportunity to make a decision concerning the Tender Offer and that parties other than the Offeror will also have the opportunity to make counter-offers, with the intention of ensuring the appropriateness of the Tender Offer Price, a Tender Offer period (“Tender Offer Period”) of 42 business days, which is longer than the legally required minimum of 20 business days, was established. In addition, no agreement has been made between the Offeror and the Target that would restrict contact between the Target and any party other than Offeror proposing a counter offer; and (g) as part of the plan to make the Target the Offeror’s wholly-owned subsidiary, because the Offeror, as a special controlling shareholder, intends to demand that all shareholders of the Target that did not tender shares in the Tender Offer sell and deliver all of their shares of the Target in the Demand for Sale of Shares, the Target is taking appropriate measures to ensure fairness and appropriateness.

(iii)	With respect to the Tender Offer Price of 675 yen: (a) in the Share Price Valuation Report from Mitsubishi UFJ Morgan Stanley Securities, the per-share value of the Target Shares was 446 yen to 485 yen under the Market Price Method, 393 yen to 634 yen under the Comparable Companies Method, and 547 yen to 703 yen under the DCF method. There were no unreasonable findings with the calculation method used to reach these figures explained by Mitsubishi UFJ Morgan Stanley Securities to the independent committee; (b) the Target’s business operation plan that Mitsubishi UFJ Morgan Stanley Securities used as a basis for the Share Price Valuation (three-year period from the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2019) did not include any numbers or representations that would unreasonably cause the Tender Offer Price to be set at a low price; (c) the Tender Offer Price represents a premium of 40.33% (rounded to two decimal places, as with the premium calculation figures below) over 481 yen, the closing price of the Target’s shares on the Second Section of the Tokyo Stock Exchange on May 9, 2016, a premium of 44.54% over 467 yen, the average closing price of the Target’s shares for the preceding one-month period before May 9, 2016; a premium of 51.01% over 447 yen, the average closing price of the Target’s shares for the preceding three-month period before May 9, 2016; and a premium of 39.46% over 484 yen, the average closing price of the Target’s shares for the preceding six-month period before May 9, 2016; (d) when determining the Tender Offer Price, in order to ensure fairness, the Offeror and Target, as independent parties, conducted numerous deliberations; and (e) the Tender Offer Price falls below the upper limit at which the Target’s shares were purchased most, from the past year and the past five years (both 650 yen to 675 yen), and as a result, is of the opinion that the Tender Offer Price is fair and appropriate as it also considers the profit of minority shareholders.

With respect to the Demand for Sale of Shares in the case that all shares of the Target are not acquired through the Tender Offer (excluding treasury stock held by the Target), the amount of money that will be issued to minority shareholders will be calculated to be equal to the Tender Office Price multiplied by the number of Target Shares held by such shareholders. As a result, such amount is deemed to be fair as it was determined using the same method as was used in determining the Tender Offer Price.

(iv)	With respect to the enhancement of the Target’s corporate value as a result of the Transaction, including this Tender Offer, as explained by the Offeror and the Target, the independent committee did not find anything unreasonable in the description of the enhancement of the Target’s corporate value as a result of this Transaction included under the subsection “(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies” of “1. Purpose of the Tender Offer” above or in the content of the explanations given by the Offeror and the Target to the independent committee regarding the increase in the Target’s corporate value as a result of the Transaction, and did not find the Offeror and the Target’s conclusion that the Transaction, including the Tender Offer, would lead to an increase in the Target’s corporate value, to include anything unreasonable.

(d) Counsel from Independent Legal Counsel to the Target

According to the Target’s Press Release, the Target appointed the law firm of Nagashima Ohno & Tsunematsu, which is independent from both the Offeror and the Target, as its legal adviser to ensure transparency and reasonableness in decision-making processes concerning the Transaction, including the Tender Offer, and is receiving the necessary legal advice from such law firm concerning the decision-making process, decision-making methods and other legal points of note concerning the Transaction, including the Tender Offer.

(e) Approval by All of Target’s Directors without conflicts of interest and Statement of No Objections from All of Target’s Corporate Auditors without conflicts of interest

After the discussions and negotiations with the Target, on April 25, 2016 the Offeror ultimately proposed the Tender Offer Price to be 675 yen per share. According to the Target’s Press Release, the Target, bearing in mind the legal advice obtained from Nagashima Ohno & Tsunematsu, analysis results presented in the Share Valuation Report on the Target’s shares obtained from Mitsubishi UFJ Morgan Stanley Securities and taking into full consideration the contents of the Findings Report from the independent committee, carefully deliberated and considered the Transactions from the perspective of improving the corporate value of the Target.

Based on such deliberations and evaluations, at the meeting of the Board of Directors of the Target held on May 10, 2016, the Target determined that the Transaction, by making the Target a wholly-owned subsidiary of the Offeror, would contribute to the enhancement of the Target’s corporate value as follows: (i) the Target must pursue a process of “selection and focus” to meet the changes in the market environment by drastically realigning resources in priority areas and initially investing to reinforce personnel training, create soft landings for its unprofitable businesses, and also strengthen the Target’s competitive advantage by establishing areas of specialization to gain a competitive advantage within its business field with respect to quality and pricing; (ii) completely simplify and create systems that enable quick decision-making processes; and (iii) the Offeror and the Target must reduce restrictions on information sharing in order to further strengthen their comprehensive cooperative relationship by becoming more integrated with one another than they had been in the past by combining resources and coordinating their business operations. Furthermore, with regard the Tender Offer Price, the Target determined that the Tender Offer provided all shareholders of the Target a reasonable opportunity to sell their shares of the Target, because (i) among the results stated in the Target Valuation Report from Mitsubishi UFJ Morgan Stanley Securities described above under (b) “Obtaining a Share Price Valuation Report from a Third-Party Calculation Agent that is Independent from the Target,” it was greater than the valuations resulting from the market price valuation method and comparable company valuation method, and within the range resulting from the DCF valuation method; (ii) the Tender Offer Price of 675 yen, which was calculated by adding a premium of 40.33% over 481 yen, the closing price of the Target shares on the Second Section of the Tokyo Stock Exchange on the Record Date (the business day immediately preceding the date of the announcement of the Tender Offer); a premium of 44.54% over 467 yen, the average closing price of the Target’s shares for the one-month period preceding the Record Date; a premium of 51.01% over 447 yen, the average closing price of the Target’s shares for the three-month period preceding the Record Date; and a premium of 39.46% over 484 yen, the average closing price of the Target’s shares for the six-month period preceding the Record Date; (iii) as a result of the adoption of the measures for the resolution of conflicts of interest described under “Measures to Ensure the Fairness of the Tender Offer, including Measures to Ensure the Fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest,” there were discussions and negotiations between independent parties at the Offeror and the Target, and the price was determined on the basis of such discussions; and (iv) although the Tender Offer Price of 675 yen is below the consolidated net assets per share amount of the Target of 803.68 yen as of the end of the fiscal year ended March 31, 2016, it was not considered to be reasonable to determine the Tender Offer Price based on consolidated net assets per share of the Target alone, as the calculation of the Target’s share value should be based on the premise that it will continue as a going concern.

On that basis, at the meeting of the Board of Directors held on May 10, 2016, based on each of the determinations listed above, a resolution was passed to both express approval of the Tender Offer and to recommend to all of the Target’s shareholders that they tender their shares in the Tender Offer.

In the deliberations at the meeting of the Board of Directors described above, as listed below, four of the seven members of the Board of Directors of the Target were present, excluding Keisuke Hata, Yu Morino, and Tetsuro Tsuboya. Of the four members who were present, Naoshi Tanimura and Hitoshi Tanimura had signed a Tender Offer Agreement with the Offeror for tendering the shares that they own in the Target in this Tender Offer. Given that this could potentially be considered to constitute a certain material interest in the Tender Offer, as a precaution, a two-step resolution process was conducted with regard to the Board of Directors resolution described above. Specifically, a resolution was passed after deliberation by the two Directors other than Naoshi Tanimura and Hitoshi Tanimura. Next, in consideration of the quorum stipulated for meetings of Boards of Directors in Article 369 of the Companies Act, a second resolution was made after further deliberations amongst all four present members including Naoshi Tanimura and Hitoshi Tanimura with the understanding that, in the event that the resolution was unanimously approved both times, it was to be treated as a resolution having been adopted as the Board of Directors of the Target. As a result, at the meeting of the Board of Directors held on May 10, 2016, upon deliberations by the two Directors other than Naoshi Tanimura and Hitoshi Tanimura, they unanimously adopted the above resolution. Next, after further deliberations among the four members including Naoshi Tanimura and Hitoshi Tanimura, they unanimously adopted the above resolution, and as a result, the resolution listed above was adopted as the resolution of the Board of Directors of the Target.

In addition, at the meeting of the Board of Directors described above, as shown below, of the four Corporate Auditors of the Target, Gentaro Sawa did not attend, but each of three Corporate Auditors present, Naoya Yamamuro, Toshiki Nagasaki and Noriyuki Uematsu, expressed the opinion that they had no objections to the resolution described above.

However, from the perspective of ensuring fairness of the Transaction and avoiding any suspicion of a conflict of interest, among the seven members of the Board of Directors of the Target, Keisuke Hata and Yu Morino, who are concurrently officers of the Offeror, and Tetsuro Tsuboya who is a former employee of the Offeror, did not participate in any way in the deliberations at the meeting of the Board of Directors of the Target regarding the resolution concerning the Transaction, and did not participate in any way in the examination of the Transaction on the side of the Target or in the discussions and negotiations with the Offeror concerning the Transaction. In addition, from the perspective of ensuring the fairness of the Transaction, among the four Corporate Auditors of Target, Kentaro Sawa, who is concurrently an officer of the Offeror, did not participate in any way in the deliberations at the meeting of the Board of Directors of the Target concerning the evaluation of the Transaction.

(f) Maintaining Objective Conditions to Ensure the Fairness of the Tender Offer Price

The Offeror has established a Tender Offer Period of 42 business days, longer than the 20 business day minimum period required by law. By establishing a relatively long Tender Offer Period, the Offeror intends to ensure that all shareholders of the Target will have an appropriate opportunity to make a decision concerning the Tender Offer and that parties other than the Offeror will also have the opportunity to make counter-offers, with the intention of ensuring the appropriateness of the Tender Offer Price. In addition, so that opportunities for parties other than the Offeror to make tender offers are not unfairly restricted, no agreement has been made between the Offeror and the Target that would restrict contact between the Target and any party other than Offeror proposing a counter offer.

Note: The analysis of Mitsubishi UFJ Morgan Stanley Securities, including the underlying Target share and Target share value analyses, is the opinion of the Offeror with respect to the Tender Offer, and was provided solely for the purpose of reference for deliberations of the Board of Directors of the Target and was addressed solely to the Board of Directors of the Target. This analysis does not constitute either a financial opinion of or a recommendation by Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates, and does not express any opinion or make any recommendations to shareholders of the Offeror or the Target concerning any actions by their respective shareholders, or any voting rights exercised by any shareholder in relation to the Tender Offer at a general meeting of shareholders, or any other action in connection with the Tender Offer.

When submitting the Target valuation, Mitsubishi UFJ Morgan Stanley Securities used information provided by the Target and publicly available information on the assumption that such materials and information were all accurate and complete, and did not independently verify the accuracy or completeness of such information. In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the Target’s financial forecasts were reasonably prepared by the Target’s management on the basis of financial forecasts that include consideration of the business strategies resulting from the Tender Offer or this transaction and information regarding its financial and business merits, and to reflect the best estimates and judgments about the future financial situation of the Target available at the time. Mitsubishi UFJ Morgan Stanley Securities did not independently verify the accuracy or completeness of information concerning the assets and liabilities of the Target, and did not obtain any evaluations or audits. The analysis of Mitsubishi UFJ Morgan Stanley Securities is based on the financial, economic, exchange rate and market factors, among other things, as well as the information obtained by Mitsubishi UFJ Morgan Stanley Securities as of the business day prior to the date of the Target Valuation Report. Events occurring after the above-mentioned date may have an impact on the analysis results from Mitsubishi UFJ Morgan Stanley Securities and on the assumptions used in preparing the Target Valuation Report, but Mitsubishi UFJ Morgan Stanley Securities assumes no responsibility for updating, correcting or reconfirming the Target Valuation Report or its analysis results. The preparation of Target Valuation Report the analysis results serving as the basis for the Target Valuation Report have gone through a complex modeling process which cannot be adequately described by partial analysis or summary descriptions. The evaluation range listed in this report based on the specific analysis cannot be relied upon as an evaluation by Mitsubishi UFJ Morgan Stanley Securities of the actual value of the Target.

Mitsubishi UFJ Morgan Stanley Securities provides services as a financial advisor for the Target in connection with the Tender Offer, and plans to accept a fee as compensation for its services. A portion of the fees collectable by Mitsubishi UFJ Morgan Stanley are contingent on the completion of this Tender Offer.

③ Relationship	with the Calculation Agent

Daiwa Securities, the financial advisor (calculation agent), is unaffiliated with either the Offeror or the Target and does not have any material interest in the Tender Offer.

(5) Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
6,746,399 shares	2,140,300 shares	— shares

(Note 1)	If the total number of shares tendered is less than the minimum number to be purchased I (2,140,300 shares), none of the tendered shares will be purchased. If the aggregate number of shares tendered exceeds the minimum number of shares to be purchased (2,140,300 shares), all of the shares will be purchased.

(Note 2)	In the Tender Offer, no maximum number is set for the number of shares to be purchased, and because fractional shares are also the Target of the Tender Offer, the maximum number of shares to be purchased in the Tender Offer (6,746,399 shares) represents the total number of shares issued by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016 (13,996,322 shares), subtracted by the number of treasury stock (178,023 shares) owned by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016, and the number of shares (7,071,900 shares) owned by Offeror on that date.

(Note 3)	Fractional shares are also the Target of the Tender Offer. However, pursuant to the Companies Act, in the event that the right to redeem fractional shares is exercised by any stockholder, there may be cases in which the Target redeems treasury stock during the Tender Offer Period in accordance with statutory procedures.

(Note 4)	There are no plans to acquire treasury stock owned by the Target through the Tender Offer.

(6) Change in the percentage of shares held due to the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	70,719 rights	(Percentage of shares held prior to the purchase 51.18%)
Number of voting rights for shares held by parties with special relationships prior to the purchase	11,590 rights	(Percentage of shares held prior to the purchase 8.39%)
Number of voting rights for shares held by the Offeror after the purchase	138,182 rights	(Percentage of shares held after the purchase 100%)
Number of voting rights for shares held by parties with special relationships after the purchase	— rights	(Percentage of shares held after the purchase —%)
Total number of voting rights of all shareholders, etc. of the Target	138,118 rights

(Note 1)	“Number of voting rights for shares held by parties with special relationships prior to the purchase,” is the total number of voting rights for shares held by parties with special relationships (excludes treasury stock held by the Target). However, this excludes the holders who are excluded from parties having a special relationship with the Offeror in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance in the calculation of the shares, etc. ownership ratio in each item of Article 27-2, Paragraph 1 of the Act (Ministry of Finance Order No. 38, 1990, including all subsequent revisions, hereinafter “Cabinet Office Ordinance”). Note that because shares held by parties with special relationships are also a target of the Tender Offer purchase (however, this excludes treasury stock held by the Target), in the calculation of the “Number of voting rights for shares held by parties with special relationships after the purchase,” “Number of voting rights for shares held by parties with special relationships prior to the purchase” is not included in the numerator.

(Note 2)	The “Total number of voting rights of all shareholders of the Target” represents the number (one voting unit of shares of the Target is 100 shares) of voting rights of all shareholders represented based on the shareholders as of September 30, 2015 listed in the securities reports submitted by the Target on February 9, 2016 for the third quarter of its 42nd financial year. Because fractional shares are also the Target of the Tender Offer, in the calculation of the “Percentage of shares held prior to the purchase” and the “Percentage of shares held after the purchase,” of the total number of shares (13,996,322 shares) issued by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016, voting rights for the number of shares (13,818,299 shares) excluding treasury stock (178,023 shares) owned by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016, was used as the denominator.

(Note 3)	For “Percentage of shares held prior to the purchase” and the “Percentage of shares held after the purchase” figures are rounded to the nearest hundredth.

(7) Purchase Price        4,553,819,325 yen

(Note)	This denotes the Tender Offer Price of the Target (675 yen) multiplied by the number of shares to be purchased (6,746,399 shares).

(8) Method of Settlement

①	(1) Name and head office address of brokerage firm, bank, or other institution in charge of settlement of the Tender Offer

Daiwa Securities Co. Ltd.                                                                              1-9-1 Marunouchi, Chiyoda-ku, Tokyo

②	Settlement Commencement Date

Thursday, July 14, 2016

③	Method of Settlement

Notification of the purchases under the Tender Offer will be sent to the address or residence of all accepting shareholders who accept the share certificates with respect to the Tender Offer or who apply to tender their shares (“Accepting Shareholders”) (or to the standing proxy in the case of foreign shareholders, including corporate shareholders (“Foreign Shareholders”)) immediately after the conclusion of the Tender Offer period. Purchases will be settled in cash. In accordance with the instructions of the Accepting Shareholders the Tender Offer Agent will, without delay after the settlement commencement date, remit the funds for the shares purchased to the location designated by the Accepting Shareholders (or the standing proxy for Foreign Shareholders).

④	Share Redemption Method

Should the Offeror not be able to purchase all of the subscription shares based on the conditions contained in “1) Description and existence of conditions provided under Article 27-13(4) of the Act” or “2) Existence of Conditions for the Withdrawal of a Tender Offer and the Method for Disclosure of Such” in Section “(9) Other terms and procedures for the Tender Offer” below, the Tender Offer agent shall return shares that need to be returned to the Accepting Shareholders’ accounts with the Tender Offer Agent on the second business day after the commencement of the settlement date (the date of withdrawal in the event the Tender Offer was withdrawn) and returned according to the state immediately prior to the subscription (the state immediately prior to the subscription means the state in which the order to subscribe to the tender offer has been cancelled).

(9) Other Terms and Procedures for the Tender Offer

①	Description and existence of conditions provided under Article 27-13(4) of the Act

If the total number of shares tendered is less than the minimum number to be purchased (2,140,300 shares), the tendered shares will not be purchased in their entirety. If the number of shares tendered exceeds the minimum number of shares to be purchased (2,140,300 shares), all of the shares will be purchased.

②	Existence of Conditions for the Withdrawal, etc. of a Tender Offer and the Method for Disclosure Thereof

In the event of any of the circumstances provided under Article 14(1)(i) 1 to 9 and 12 to 18, (iii) 1 to 8 and 10, and (iv), or under Article No. 14(2)(iii) to (vi) of the Enforcement Ordinance of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, including subsequent revisions; “the Order”), a withdrawal, etc., of the Tender Offer may be made.

Note that “facts similar to facts listed under 1 to 9” as prescribed under Article 14(1)(iii) 10 of the Order refers to cases in which it is revealed that there are false statements concerning material information or omissions of material information that should have been included in statutory disclosure documents submitted by the Target in the past.

When making a withdrawal, etc., an electronic public notice is to be made, and the pertinent information posted in the Nihon Keizai Shimbun. However, if it is difficult to make a public notice by the last day of the Tender Offer Period, the announcement is to be made by the method prescribed under Article 20 of the Cabinet Office Ordinance Concerning Disclosure of a Tender Offer for Share Certificates by a Party other than the Issuer.

③	Existence and Details of Conditions for Lowering the Purchase Price, and Method of Disclosure Thereof

According to the provisions of Article 27-6(1)(i) of the Act, in the event the Target takes action prescribed under Order 13(1) during the Tender Offer period, the purchase price may be lowered in accordance with the standard prescribed under Article 19(1) of the Ordinance.

When lowering the purchase price, an electronic public notice shall be made, and this information posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer period, the announcement shall be made by the method prescribed under Article 20 of the Ordinance, and public notice shall be given immediately thereafter.

If the purchase price is lowered, the shares tendered on or before the date of the public notice shall also be purchased at the lowered purchase price.

④	Information Concerning the Right of Cancellation by Accepting Shareholders

Tendering shareholders may cancel the contract concerning the Tender Offer at any time during the Tender Offer Period. When cancelling a contract, please deliver or send the cancellation documents (the receipt for the Tender Offer application or the Tender Offer application form and a document stating the intent to cancel the contract concerning the Tender Offer) to the head office or branch office of the Tender Offer Agent that accepted the tender by 4:00 p.m. on the final day of the Tender Offer Period. Provided, however, that this is contingent upon on the arrival of cancellation documents by 4:00 p.m. on the final day of the Tender Offer Period if sent by mail.

The Offeror will not make any claim for damages or penalties against a tendering shareholder in connection with the cancellation of the contract by a tendering shareholder. The Offeror will bear the expense of returning the tendered shares. If cancellation is requested, the tendered share certificates will be promptly returned after procedures are completed using the method stated in “④ Share Redemption Method” under “(8) Method of Settlement,” above.

⑤	Method of Disclosure when the Terms of Purchase are Changed

The Offeror may change the terms of purchase during the Tender Offer period except in cases prohibited by Article 27-6(1) and 13 of the Ordinance.

When attempting to change the terms of purchase, an electronic public notice of the details of the change shall be made, and this information shall be posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer period, the announcement shall be made by the method prescribed under Article 20 of the Ordinance, and public notice shall be given immediately thereafter. If the terms of purchase are changed, the shares tendered on or before the date of the public notice shall also be purchased under the changed terms of purchase.

⑥	Method of disclosure when submitting a correction notice

If a correction notice is submitted to the Director General of the Kanto Regional Financial Bureau (except as prescribed in the proviso to Paragraph 11 of Article 27-8 of the Act) information on the correction notice that is related to the details shown on the public notice of the commencement of the Tender Offer shall immediately be announced by the method prescribed under Article 20 of the Ordinance. Furthermore, the Tender Offer Statement is to be corrected immediately, and a correction shall be made by delivering a corrected Tender Offer Statement to Accepting Shareholders to whom the Tender Offer Statement has already been delivered. However, if the scope of the correction is minor, the correction shall be made by preparing and delivering to the accepting shareholder a written document stating the reason for the correction, the corrected items and a description of the content after the correction is made.

⑦	Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer shall be announced by the method prescribed under Article No. 9-4 of the Enforcement Order and Cabinet Order 30-2 of the Cabinet Order the day after the final day of the Tender Offer period.

⑧	Other

The Tender Offer is not intended, directly or indirectly, for U.S. shareholders in the U.S. or for U.S. shareholders that are clearly excluded from the Tender Offer, or for the benefit of such shareholders. Applications to participate in the Tender Offer will not be accepted from U.S. shareholders, from U.S. addresses or accounts, from the U.S. Postal Service, or from any methods falling within the jurisdiction of the U.S. The Tender Offer Registration Statement, cover letter and any other documents relating to the Tender Offer are not addressed to U.S. shareholders or their agents, and shall not be sent or distributed to the United States. The Tender Offer agent may, at its sole discretion, reject any applications to the Tender Offer which appear to directly or indirectly violate the foregoing restrictions on the applications of U.S. shareholders or applications for the benefit of such shareholders.

Each party tendering to the Tender Offer (the standing proxy for foreign shareholders) is required to make the following representations and warranties to the Tender Offer Agent.

The applicant is not located in the United States at the time of the tender or at the time of sending the Tender Offer Application Form; the applicant has not received or sent any information concerning the Tender Offer or documents concerning the purchase within, to or from the United States; there are no direct or indirect uses of the United States Postal Service, or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), or securities exchange facilities within the United States regarding the purchase or the execution and delivery of the Tender Offer Application Form; and no party is acting as the agent, trustee or the mandatory of another party without that party’s discretionary power (excluding cases where said party gives all instructions regarding the purchase from outside the United States.).

(10) Date of Public Notice of the Commencement of the Tender Offer

Wednesday, May 11, 2016

(11) Tender Offer Agent

Daiwa Securities Co. Ltd.                                    1-9-1 Marunouchi, Chiyoda-ku, Tokyo

3. Post-Tender Offer policies and outlook

For policies subsequent to the Tender Offer, please refer to “(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies” and “(5) Anticipated Delisting of Shares, and Reasons for Delisting” under “1. Purpose of the Tender Offer.”

The Tender Offer will have an immaterial impact on the Offeror’s consolidated basis business results.

4. Other

(1) Agreement between the Offeror and the Target or its Officers

① Agreement between the Offeror and the Target

According to the Target’s Press Release, at the Board of Directors’ meeting held on May 10, 2016, the Board of Directors of the Target resolved to “express approval of the Tender Offer and recommended that the shareholders of the Target tender offer their shares.”

For the details of the Target’s decision-making process, please refer to the Target’s Press Release and “(e) Approval by All of Target’s Directors without conflicts of interest and Statement of No Objections from All of Target’s Corporate Auditors without conflicts of interest,” contained in “Measures to Ensure the Fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and Measures to Avoid Conflicts of Interest “ in “Part (2) Sequence of Events in the Valuation” under “(4) Basis of Calculation for the Tender Offer Price,” in “2. Summary of the Tender Offer.”

② Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies

Please refer to “(2) Background, Purpose, and the Decision-Making Process Leading up to the Commencement of the Tender Offer and after the Tender Offer Management Policies” under “1. Purpose of the Tender Offer.”

③ Measures to Ensure the Fairness of the Tender Offer Price as well as to Prevent Conflicts of Interest, and Measures to Ensure Fairness in the Tender Offer

Please refer to “Measures to Ensure the Fairness of the Tender Offer Price as well as to Prevent Conflicts of Interest, and Measures to Ensure Fairness in the Tender Offer,” under “②Sequence of Events in the Valuation, under “(4) Basis of Calculation for the Tender Offer Price,” under “2. Summary of the Tender Offer.”

④ Agreement between the Offeror and the officers of the Target

On May 10, 2016 the Offeror executed a tender contract with Naoshi Tanimura, Chairman and Representative Director of the Target, and Hitoshi Tanimura, President and Representative Director of the Target. Naoshi Tanimura and Hitoshi Tanimura have agreed to tender the Target shares that they own, respectively (combined 1,117,196 shares, representing an 8.08% interest), in the Tender Offer. For details, please refer to “(3) Important Points of the Agreement between the Offeror and the Shareholders of the Target regarding the Tendering of Shares in the Tender Offer,” under “1. Purpose of the Tender Offer.”

(2) Other information deemed necessary in order for investors to decide whether to accept the Tender Offer

① Release of “Financial Results of Fiscal Year ended March 31, 2016 (Consolidated-basis) [Japan GAAP]”

The Target released its “Financial Results of Fiscal Year ended March 31, 2016 (Consolidated-basis) [Japan GAAP]” on May 10, 2016. Based on this release, the Target’s consolidated-basis income data is shown below. This information as not been audited by an accounting firm pursuant to the provisions of Article 193-2, Paragraph 1 of the Act. Additionally, the summary of the disclosed information is excerpted from the information that was released by the Target, and the Offeror is not in a position to independently verify its accuracy or veracity, and has not actually undertaken such verification. For details, please refer to the Target’s release.

(i) Income data (consolidated-basis)

Fiscal Year	Fiscal Year ended March 31, 2016 (46th period)
Sales	11,131 million yen
Cost of sales	8,525 million yen
Selling, general and administrative expenses	2,027 million yen
Non-operating income	50 million yen
Non-operating expenses	13 million yen
Net income attributable to equity holders of the parent company	371 million yen

(ii) Per-share data (consolidated basis)

Fiscal Year	Fiscal Year Ended March 31, 2016 (46th period)
Net income per share	26.85 yen
Dividend per share	9 yen
Net assets per share	803.68 yen